# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prime Medicine, Inc., CIK 0001894562
CUSIP: 74168J101
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 60 First Street, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 11/12/2026
Amends the filing with accession number 0001072613-24-000265
Filed by CIK 0001906837
Persons authorized to receive notices and communications: Mark McDonnell, ARCH Venture Management, LLC, 8755 W. Higgins Road Suite 1025, Chicago, Illinois (IL), 60631, (773) 380-6600

## Reporting persons
- ARCH Venture Fund X, L.P. (CIK 0001757011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)
- ARCH Venture Fund X Overage, L.P. (CIK 0001757017): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)
- ARCH Venture Fund XII, L.P. (CIK 0001906837): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)
- ARCH Venture Partners X, L.P. (CIK 0001782583): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)
- ARCH Venture Partners X Overage, L.P. (CIK 0001768905): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)
- ARCH Venture Partners XII, L.P. (CIK 0001979765): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)
- ARCH Venture Partners X, LLC (CIK 0001769012): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)
- ARCH Venture Partners XII, LLC (CIK 0001979548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)
- Robert Nelsen (CIK 0001219042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 155,142; shared voting power 18,486,894; sole dispositive power 155,142; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,642,036 (8.4% of the class)
- Keith Crandell (CIK 0001219039): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)
- Kristina Burow (CIK 0001569248): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)
- Steven Gillis (CIK 0001229592): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (8.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: Prime Medicine, Inc.
Address of issuer's principal executive offices: 60 First Street, Cambridge, Massachusetts (MA), 02141
Comment: This Amendment No. 3 (the "Amendment No. 3") amends the statement on Schedule 13D filed on February 22, 2024 (as amended, the "Original 13D"), relating to the Common Stock, $0.00001 par value per share (the "Common Stock"), of Prime Medicine, Inc. (the "Issuer") having its principal executive office at 60 First Street, Cambridge, MA 02141. Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Original 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Original 13D are hereby amended and supplemented as follows:

AVF X is the record owner of 6,128,297 shares of Common Stock ("AVF X Record Shares"). AVP X LP, as the sole general partner of AVF X, may be deemed to beneficially own the AVF X Record Shares. AVP X LLC, as the sole general partner of AVP X LP, may be deemed to beneficially own the AVF X Record Shares.

AVF X Overage is the record holder of 6,128,297 shares of Common Stock ("AVF X Overage Record Shares"). AVP X Overage LP, as the sole general partner of AVF X Overage, may be deemed to beneficially own the AVF X Overage Record Shares. AVP X LLC, as the sole general partner of AVP X Overage LP, may be deemed to beneficially own the AVF X Overage Record Shares.

AVF XII is the record holder of 6,230,300 shares of Common Stock ("AVF XII Record Shares"). AVP XII LP, as the sole general partner of AVF XII, may be deemed to beneficially own the AVF XII Record Shares. AVP XII LLC, as the sole general partner of AVP XII LP, may be deemed to beneficially own the AVF XII Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the Committee Members and direct and indirect general partners of AVF X, AVF X Overage and AVF XII may be deemed to share the power to direct AVF X Record Shares, AVF X Overage Record Shares and AVF XII Record Shares (collectively the "Record Shares").

Nelsen and his related trusts are also the owner of 16,080 shares of Common Stock of the Issuer and are the holder of vested options to purchase 139,062 shares of Common Stock ("Nelsen Options").

Each Reporting Person disclaims beneficial ownership of the Record Shares except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 222,992,833 shares of Common Stock outstanding, consisting of (i) the 181,921,405 shares of Common Stock reported by the Issuer to be outstanding on October 31, 2026 in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2026, and (ii) 41,071,428 shares sold by the Issuer in its underwritten offering on November 12, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2026. For Nelsen, the Nelsen Options were included in the number of shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

## Signatures
- ARCH Venture Fund X, L.P.: ARCH Venture Partners X, L.P., its General Partner (11/13/2026)
- ARCH Venture Fund X, L.P.: ARCH Venture Partners X, LLC, its General Partner (11/13/2026)
- ARCH Venture Fund X, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (11/13/2026)
- ARCH Venture Fund X Overage, L.P.: ARCH Venture Partners X Overage, L.P., its General Partner (11/13/2026)
- ARCH Venture Fund X Overage, L.P.: ARCH Venture Partners X, LLC, its General Partner (11/13/2026)
- ARCH Venture Fund X Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (11/13/2026)
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, L.P., its General Partner (11/13/2026)
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (11/13/2026)
- ARCH Venture Fund XII, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (11/13/2026)
- ARCH Venture Partners X, L.P.: ARCH Venture Partners X, LLC, its General Partner (11/13/2026)
- ARCH Venture Partners X, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (11/13/2026)
- ARCH Venture Partners X Overage, L.P.: ARCH Venture Partners X, LLC, its General Partner (11/13/2026)
- ARCH Venture Partners X Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (11/13/2026)
- ARCH Venture Partners XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (11/13/2026)
- ARCH Venture Partners XII, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (11/13/2026)
- ARCH Venture Partners X, LLC: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (11/13/2026)
- ARCH Venture Partners XII, LLC: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (11/13/2026)
- Robert Nelsen: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (11/13/2026)
- Keith Crandell: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell (11/13/2026)
- Kristina Burow: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Kristina Burow (11/13/2026)
- Steven Gillis: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Steven Gillis (11/13/2026)
Comment: This Schedule 13D was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibits 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Prime Medicine, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on October 19, 2022 and pursuant to a Power of Attorney filed as Exhibit 24.4 to the Form 3 relating to the beneficial ownership of shares by the Reporting Persons of Neumora Therapeutics, Inc. filed with the Securities and Exchange Commission on September 14, 2023 and incorporated herein in their entireties by reference.